

INVEST IN **PIVOTAL HEALTH**

The Fast-Growing Startup That's Bringing House Calls Back

pivotalhealth.care   Middleton, WI   

Highlights

1   Americans are fed up with high costs, denied claims, and red tape in our broken healthcare system.

2   Pivotal Health's tech platform for house calls & direct care makes healthcare easier & affordable.

3   Completed over 16,000 house call visits ($2.6M total revenue) in multiple metro areas since 2021.

4   Direct Care for Employers has grown from 50 employees to now cover over 3,000 employees in 1 year.

5   Direct Care for Individuals and Families launched July 2024 - nearly 400 members have signed up.

6   Raised $3.3 million from VCs and angel investors including over $900,000 raised in this round.

7   Patients love Pivotal Health—our average Google Review is 5.0, showing our commitment to great care.

8   Experienced management team has started, grown, and exited multiple healthcare and tech startups.

Featured Investors



Tj Blitz in

Invested **$5,000** ⓘ

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"Pivotal Health is awesome. I use them whenever one of my children has a medical issue at home. Rather than waiting for hours in the ER surrounded by sick people, I wait in the comfort of my home for a medical professional to arrive and diagnose the problem. They can even prescribe medication. Pivotal Health makes health care convenient and efficient."



Tundra Angels

Invested **$500,000** ⓘ

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Tundra Angels is a Green Bay, Wisconsin-based angel investor network. Since inception, Tundra Angels has deployed nearly $4M in capital to startups across Wisconsin. tundraangels.com

Matthew Kee, Manager

"The business model of healthcare is currently centered around the schedule of the provider, not of the patient. Why is it that those ultimately receiving care are not in control of the process? Tundra Angels invested in Pivotal Health because it puts the control of healthcare in the patient's hands - at the location and the time that they choose. Pivotal Health is the future of healthcare."

Our Team



Sal Braico Chief Executive Officer

Sal is a serial entrepreneur and startup executive with over 22 years of experience starting and growing multiple healthcare companies. He was COO of $30 million+ pharmacy business sold to Walgreens and Guardian Pharmacy.



Pete Johnson Advisor

Pete has over two decades of executive and leadership roles in product, operations, sales, marketing and business development at leading tech companies in Silicon Valley.



Tia Vaccaro-Mussehl, APNP Lead Advanced Practice Provider

Tia leads Pivotal Health's APPs and works closely with our lead physician to establish and maintain Pivotal Health's clinical protocols and processes. In addition to her work at Pivotal Health, Tia is an instructor in a local university nursing program.



Tony Goebel Director

Tony is a successful entrepreneur & investor. He is the founder & CEO of 5G Benefits, a fast-growing insurance & group benefits agency in Northeast Wisconsin. Tony is also a member of the Board of Trustees of Marian University.

Invest in the Future of Healthcare

Investment Highlights

- The US healthcare system is in crisis for consumers and providers while insurers post record profits.

- Demand for direct, insurance-free care is surging, but most direct care clinics lack scalability.

- Pivotal Health has a scalable, tech-enabled platform for affordable, ultra-convenient, and high-quality direct care.

- It's innovative direct care business model significantly cuts client costs and creates high-margin, recurring revenue.

- Pivotal Health has conducted 16,000+ visits across 3 Midwest metros since 2021 and has generated over $2.6 million in revenue.

- Pivotal Health's Direct Care for Employers now covers over 3,000 employees at 45+ employers since launching in late 2023.

- Pivotal Health is raising $2 million to increase revenue by expanding to more metros. $900,000 already raised.

Healthcare Needs to Change

70% of Americans believe the US Healthcare System has









major problems or is in crisis.
Gallup Poll. View of US Healthcare Quality Declines to 24-Year Low. 12/06/2024
© 2025 Pivotal Health

Rage at Health Insurance

UNITED HEALTH
DENIES CARE

Pivotal Health's Vision

Expand Our Tech-Enabled House Calls and
Direct Care Model Coast-to-Coast

Pivotal

  

Traction

3	16,000+	3,400+	$2.6M	5.0
Now in 3 metros	Total visits	Direct Care Members	Total revenue	Avg Google review

Pivotal Health's Proprietary Tech Platform



Pivotal Health Direct Care Mobile App Instructions

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Direct Care Mobile App Instructions

Watch on ▶ YouTube

Convenience   **Quality**   **Affordable**   **Ease-of-Use**

House calls or telehealth visits at a time the consumer picks.	Licensed clinicians treat patients for urgent care and primary care.	Direct model lowers the cost for clients and generates recurring revenue.	Leverage technology to make experience easier for consumers and our providers.
			

Business Models

  

Direct Care for Employers	**Direct Care for Individuals & Families**	**Fee for Service**
• Employers pay Per Employee Per Month (PEPM) fee • Employees pay $25 / visit. • Complementary labs and other services.	• $60 to $250 per month for unlimited visits. • Complementary labs and other services. • Students are early adopters.	• Self-pay visits. • Currently $189 per visit. • Averaged $28,000+ per month from these visits in Q4 2024.
Recurring & Contracted	Recurring & Contracted	Seasonal
60% of Revenue	*30% of Revenue*	*10% of Revenue*

Direct Care for Employers – 5,700% Growth

Launched in late 2023, Pivotal Health's **Direct Care for Employers** offers companies a low monthly fee per employee, allowing their workforce and families to schedule house calls for just $25. Pivotal Health is establishing channel partnerships with benefit brokers to help sell Direct Care for Employers.

Huge demand from employers to
reduce their healthcare costs





Oct '23 – 50

Jan '24 – 685

May '24 – 822

Jul '24 – 878

Jan 1, 2025 –
3,000+ employees

Direct Care for Individuals & Families



University Health Services are Failing Students

- Difficult to get timely healthcare at large universities

- Students have no attachment to local providers

- Students (and their parents) love convenience of our visits + mobile-friendly service

After launching in 2021, Pivotal Health quickly went viral at the University of Wisconsin-Madison. University Health Services at most campuses are closed evenings and weekends and students struggle to get the personalized care they and their parents want.





  


Cathy
November 17, 2022 · 🌐

Just chiming in to give another shout out to Pivotal Health. They are a wonderful resource if your kid is sick and needs to be seen by a doctor. My daughter got the app on Monday and was seen yesterday at her apt. She said the nurse was so nice. She tested her, diagnosed her and called in 2 prescriptions for her. And my kid could tell ahead of time through the app what the copay was going to be. Very simple and efficient and professional.
👏 Well done badger alumni 👏




Angie Reetz
I will say the one thing that I was unprepared for was how much illness occurred during my daughter's freshman year. I think the stress of the adjustment and rigorous classes coupled with communal living and sharing a bathroom with 50 other people contributed to high frequency and severity of illness. The thing that Pivotal affords you other than excellent care, is time savings. Their lives are pretty fast-paced with jobs, assignments, exams, deadlines, etc. and having someone come straight to their dorm room/apartment instead of taking an

Uber or waiting for an appointment at the health center is paramount to them getting back on track and jumping back into their schedule faster. My daughter is a rising senior and has benefited from Pivotal since her freshman year several times per year and it has been so convenient and the care is always incredibly compassionate and effective. It can be really tough when they are miserably sick and stressed while they are away at school and Pivotal has given me so much peace of mind as a parent, also. For us it's an easy choice.

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Expansion & Revenue Projections

Pivotal Health has an aggressive expansion strategy focused on metro areas with populations greater than 500,000 with a large university population. Potential expansion metros include Minneapolis, Ann Arbor, Columbus, Cincinnati, Austin, Phoenix, Boston, Raleigh-Durham, Los Angeles, and more.



- Minneapolis – U of Minn.
- Northern Chicago Suburbs – Northwestern
- Ann Arbor, MI – U of Mich.
- Lansing, MI – Michigan St
- Columbus, OH – OSU
- Cincinnati, OH – U of Cincy
- Austin, TX – U of Texas
- College Station, TX – TX A&M
- Phoenix, AZ – Arizona State
- Tucson, AZ – U of Arizona
- Boston/Cambridge, MA – Harvard, MIT, BU, NE
- Raleigh-Durham, NC – UNC, NC State, Duke
- Washington, DC – Georgetown, GW, U of MD





Forward-looking projections cannot be guaranteed.

Use of Funds

Pivotal Health is raising a $2 million round to expand to more metro areas and to increase sales and marketing in our current metro areas. The company has already raised $2.3 million from VCs, family offices, and angel investors in previous rounds and $900,000 in this round. Pivotal Health is seeking $1.2 million from this crowdfunding round to close the round.

The capital will primarily be used for

- sales & marketing;

- expansion to more metro areas; and

- working capital.

Investment Opportunity

Healthcare is the biggest sector in the U.S. economy. It represents over 17% of GDP and employs more workers than any sector. The sub-sectors of primary care and urgent care are multi-billion dollar market opportunities where key stakeholders — providers, patients, employers — are not happy with the status quo. It is ripe for disruption.

You are investing in a **Simple Agreement for Future Equity or SAFE**. It acts like a convertible note but it is not a debt instrument. The SAFE investors will automatically convert to equity or shares at the company's first priced capital raise round or at sale of the company, whichever comes first.

In this SAFE, the post-money valuation cap is $9 million. There is also a 20% discount. This means that the SAFE investors will convert to shares or equity at a maximum valuation of $9 million or get a 20% discount into the next round (or sale) - whichever is better for the investor. For example, if our next round is at a valuation of $8 million, the investors in this SAFE will convert to shares at a valuation of $6.4 million (20% less than $8 million). If our next round is at a valuation of anything above $10.8 million (20% more than $9 million), the investors in this SAFE will convert to equity or shares at a valuation of $9 million. If the company is sold before raising a next round, the SAFE investors will convert and get shares (and thus a share of the exit) with the same math as described above.

You can find more info on SAFEs here:
https://wefunder.com/updates/139885-safes-101

Potential Exits



M&A Sale to a Strategic Buyer

PE Sale to a Financial Buyer

IPO Public Offering of Shares

%$ Perpetual Dividend Payout

Technology-enabled healthcare services companies have diverse exit opportunities when they achieve success. Over the past decade, exit valuations have spanned a wide range, from modest multiples of 2 or 3 times top-line revenue to substantial premiums exceeding 20 times top-line revenue. This variation is influenced by several key factors, including the company's revenue, revenue growth trajectory, strategic positioning relative to potential acquirers, and comparable valuations in the public markets.

Pivotal Health's management team brings extensive experience, industry connections, and a strong motivation to pursue a favorable exit for investors. However, it is important to note that with any early-stage investment, there can be no guarantee of returns.



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